Exhibit 99.(h)(7)

MASTER AGREEMENT
for
DST FAN MAIL® SERVICES

This MASTER AGREEMENT (“Agreement”) made as of June 16, 2008 (the “Effective Date”) by and between DST Systems, Inc., a Delaware corporation (“DST”) and Allstate Institutional Advisers, LLC, an Illinois limited liability company (“Customer”). DST and Customer are together referred to herein as the “Parties” and individually as a “Party’.

WHEREAS, DST Is a provider of transfer agency, shareholder record keeping and related services to the financial services industry; and

WHEREAS, Customer desires to utilize the various FAN Mail Services made available by DST from time to time pursuant to this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows.

ARTICLE I

DEFINITIONS

The following definitions shall apply to this Agreement. Additional terms may be defined in this Agreement and In the exhibits which describe the FAN Mall Services to be provided by DST for Customer.

•        “Distribution Support Serviceq Web Site” shall mean the collection of electronic documents or pages residing on the DST controlled World Wide Web address (currently, https://www.dstdss.com), linked to the Internet and accessible by hypertext link through the World Wlde Web, which Customer may access to view Information about Recipients and approve/deny access requests by Recipients.

•        “DST Web Site” shall mean the collection of electronic documents or pages residing on DST’s computer system, linked to the Internet and accessible by hypertext link through the World Wide Web, where the data fields and related screens provided by DST may be viewed by Recipients who access such site.

•        “FAN Mali®” shall mean the DST-designed, developed and instituted system known as “Financial Adviser Network MalITM” or “FAN Mail,” which enables DST to make data from DST’s TA2000® mutual fund recordkeeping systems and data provided to DST, In the format specified by DST, from other mutual fund recordkeeping systems or recordkeeping systems maintained by third parties for other Financial Products, available through the Internet to authorized Recipients.

•        “FAN Mall Services” shall mean the services provided by DST utilizing FAN Mall, the Distribution Support Services Web Site, the Internet, and other systems provided by DST and telecommunications carriers, as described in the Service Exhibits which are attached to this Agreement from time to time.

•        “Financial Products” shall mean mutual funds, annuity, variable annuity or variable universal life contracts or real estate Investment trusts or limited partnerships or other similar financial products, and “Financial Product Units” shall mean the shares or units of a Financial Product held by a record owner.

•        “Person” shall mean an individual, corporation, partnership, association, trust or other entity or organization, Including a government or political subdivision or an agency or Instrumentality thereof.

“Recipient(s)” shall mean the Persons described herein to whom data is made available utilizing FAN Mall Services, Including specified authorized agents of record owners of Financial Product Units, Including registered financial advisers, financial planners and other financial Intermediaries.

“Security Procedures” shall mean the procedures, which may include the use of encryption technology, implemented for purposes of protecting the integrity, confidentiality or secrecy of, and the unauthorized interception, corruption, use of, or access to, any data or information made available via FAN Mail Services.

ARTICLE II

USE OF FAN MAIL SERVICES BY CUSTOMER

Section 2.1 Selection of FAN Mail Services. DST will perform, and Customer has selected, the FAN Mail Services described on the Service Exhibits attached to this Agreement. New Service Exhibits describing additional FAN Mail Services may be added to this Agreement from time to time by mutual written agreement of DST and Customer, and such additional FAN Mail Services shall be subject to the terms of this Agreement.

Section 2.2 DST Responsibilities. During the Term and subject to the provisions of this Agreement, DST shall, at its expense (unless otherwise provided for herein or in a Service Exhibit) perform the FAN Mail Services as described in each Service Exhibit, including provision of all computers, telecommunications equipment and other equipment reasonably necessary at its facilities to provide the FAN Mail Services.

Section 2.3 Delivery Methods. The delivery method for FAN Mail Services shall be specified in the applicable Service Exhibits. DST may at any time change the method of delivery or develop an internal delivery system.

Section 2.4 Customer Responsibilities. Customer shall at its expense (unless otherwise provided for herein) fulfill the Customer obligations, if any, set forth in each Service Exhibit to this Agreement.

Section 2.5 Scope of DST Obligations. DST shall at all times use reasonable commercial efforts In performing FAN Mail Services under this Agreement. In the absence of breach of its duties or obligations under this Agreement, DST shall not be liable for any loss or damage suffered in connection with the use of FAN Mail Services. With respect to all Instructions given to DST by Customer, DST shall be presumed to have fulfilled its obligations if it has acted in accordance with the instructions provided by Customer. With respect to any claims for losses, damages, costs or expenses which may arise directly or indirectly from Security Procedures which DST has implemented or omitted, DST shall be presumed to have fulfilled its obligations if it has followed, in all material respects, those Security Procedures described in the Security Procedures attachment to each Service Exhibit to this Agreement. DST may, but shall not be required to, modify such Security Procedures from time to time to the extent it believes, In good faith, that such modifications will not diminish the security of FAN Mail Services. All data and information made available via FAN Mail Services are for Informational purposes only, and are not intended to satisfy regulatory requirements or comply with any laws, rules, requirements or standards of any federal, state or local governmental authority, agency or industry regulatory body, including the securities industry, which compliance is the sole responsibility of Customer. Customer acknowledges and agrees that its Recipients are responsible for verifying the accuracy and receipt of all data or Information made available via FAN Mail Services. Customer is responsible for advising its Recipients of their responsibility for promptly notifying the appropriate transfer agent of any errors’ or Inaccuracies relating to Financial Product Unit holder data or other information made available via FAN Mail Services.

ARTICLE III

FEES

Section 3.1 .. Fees for FAN Mail Services. As consideration for the performance by DST of the FAN Mail Services, Customer will pay DST the fees relating to each such service as set forth in each Service Exhibit attached to this Agreement.

Section 3.2 Invoicing; Fee Increases. DST may change any of the fees and charges-provided for in this Article III upon thirty (30) days written notice to Customer. All fees and charges shall be billed by DST monthly and paid within thirty (30) days of receipt of DST’s invoice. Amounts billed but not paid on a timely basis and not being disputed by Customer in good faith shall accrue late fee charges equal to the lesser of one and one-half percent (1 1/2%) per month or the maximum rate of interest permitted by law, whichever is less, until paid in full. Customer shall be responsible for and DST shall be entitled to recover the costs of collecting unpaid fees and charges, including without limitation reasonable attorneys’ fees.

ARTICLE IV

PROPRIETARY RIGHTS

Customer acknowledges and agrees that it obtains no rights in or to any of the software, templates, screen and file formats, interface protocols, formats and development tools and instructions, hardware, processes, trade secrets, instruction manuals, enrollment authorization, authentication and other business processes, proprietary information or distribution and communication networks utilized by DST to provide FAN Mail Services, all of which are owned by or licensed to DST. If DST provides software to Customer pursuant to this Agreement, it shall be used by Customer only during the term of this Agreement and only In accordance with the provisions of this Agreement to provide connectivity to and through DST, and shall not be used by Customer to provide connectivity to or through any other system, or Person. Any software, interfaces and interface formats and protocols developed by DST shall not be used to connect Customer to any transfer agency system or any other Person or otherwise used by Customer for any purpose other than utilizing FAN Mail Services in accordance with this Agreement, without DST’s prior written approval. Customer shall not copy, decompile or reverse engineer any software provided to Customer by DST. Customer also agrees not to take any action which would mask, delete or otherwise alter any DST on-screen disclaimers and copyright, trademark and service mark notifications provided by DST from time to time, or any “point and click” features relating to Recipient acknowledgment and acceptance of such disclaimers and notifications.

ARTICLE V

TERM AND TERMINATION

 Section 5.1 Term. Unless terminated earlier as provided in this Article V, this Agreement shall be effective as of the Effective Date and shall continue in force and effect until the expiration or termination of the last Service Exhibit between DST and Customer then in effect (the “Term”).

 Section 5.2 Termination. Throughout the Term, either Party shall have the right to terminate this Agreement, Including all Service Exhibits then in effect, on written notice to the other Party of the other Party’s material breach of this Agreement and such Party’s failure to cure such breach within thirty (30) days.

 Section 5.3 Effect of Termination. In the event of a termination under the provisions of this Article V, the Parties will have no continuing obligations to one another other than the obligation to return to one another the confidential or proprietary materials of the other in their possession.

ARTICLE VI

WARRANTIES; LIABILITY LIMITATIONS; INDEMNIFICATION;

Section 6.1 (a) Intellectual Property. DST warrants to Customer that DST owns or has sufficient license or other legal rights in all software and intellectual property used by DST at its facilities to provide FAN Mall Services, and such use by DST does not Infringe or otherwise violate the U.S. copyrights of any other party. To the knowledge of DST, use by DST of such software and intellectual property does not infringe or otherwise violate the U.S. patent rights or other intellectual property rights of any other party. In the event one or more FAN Mail Services are not useable by Customer as a result of a breach of the foregoing warranty, then DST: will use reasonable commercial efforts to: (a) procure for Customer the right to continue using the FAN Mail Services or infringing portion thereof, (b) modify the FAN Mail Service so that it becomes non-infringing, or (c) replace the FAN Mail Service or infringing part thereof with other systems of similar capability within a reasonable period of time under the circumstances. If DST Is not able to satisfy the foregoing requirements, then, as its sole remedy, Customer will be entitled to terminate this Agreement and obtain a refund of all fees paid for of the amounts paid for the preceding six (6) month period.

 (b) No Other Warranties. EXCEPT AS OTHERWISE EXPRESSLY STATED IN THIS AGREEMENT, THE FAN MAIL SERVICES AND ALL SYSTEMS DESCRIBED IN THIS AGREEMENT AND ITS EXHIBITS ARE PROVIDED “AS-IS,” ON AN “AS AVAILABLE” BASIS, AND DST HEREBY SPECIFICALLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, REGARDING SERVICES PROVIDED BY DST HEREUNDER, INCLUDING ANY IMPLIED WARRANTY OF TITLE, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND IMPLIED WARRANTIES ARISING FROM COURSE OF DEALING OR COURSE OF PERFORMANCE.

 Section 6.2 Limitation of Liability. Under no circumstances shall either Party be liable to the other Parry for indirect, incidental, consequential; special, exemplary or punitive damages (even if such Party has been advised of or has foreseen the possibility of such damages), arising from the use or inability to use any of the FAN Mail Services, or under any provision of this Agreement, such as, but not limited to, loss of revenue or anticipated profits or lost business. Without limiting any of the foregoing terms of this Section, DST’s liability in connection with the performance of FAN Mail Services under the terms of this Agreement, or under any theory of law, tort or otherwise, shall not exceed (i) as to any single claim an amount exceeding the aggregate fees received by DST pursuant to Article III during the three months immediately preceding the act or occurrence from which the claim arises, and (ii) as to all claims, an amount exceeding the aggregate fees received by DST pursuant to Article III during the most recent Term of the Service Exhibit relating to the FAN Mail Service with respect to which the claims arise.

 Section 6.3 Indemnification by Customer. Customer acknowledges that, if authorized by Customer, DST will make Customer’s data available to Recipients over the Internet. Customer acknowledges and agrees that DST has no control over, and no responsibility for, the authorized or unauthorized disclosure, dissemination, alteration or use of data by such Recipients or such other third parties or by any other party that may obtain access to the data through the Internet or from such Recipients or other third parties or in any other manner. Customer hereby agrees to indemnify and hold DST harmless from, and shall defend It against any and all third party claims, demands, costs, expenses and other liabilities, including reasonable attorneys’ fees, arising in connection with the use of, or inability to use, the FAN Mail Services by any Recipient, except to the extent such liabilities result directly from the failure by DST to perform its obligations under this Agreement.

 Section 6.4 Indemnification by DST. Subject to the cap on total damages in Section 6.2, DST hereby agrees to indemnify and hold Customer harmless from, and shall defend it against any and all third party claims, demands, costs, expenses and other liabilities, including reasonable attorneys’ fees, arising in connection with DST’s breach of its obligations under this Agreement, except to the extent such liabilities result directly from the failure by Customer to perform its obligations under this Agreement.

ARTICLE VII

CONFIDENTIALITY

 Section 7.1 DST Confidential Information. Customer acknowledges and agrees that the terms and conditions of this Agreement, FAN Mail (including by way of example and without limitation all Security Procedures, processes, algorithms, designs, techniques, code, screen and data formats, interface formats and protocols, and structures contained or included therein) and other Information obtained by them concerning the other software, software applications, equipment configurations, and business of DST (the “DST Confidential Information”) is confidential and proprietary to DST. Customer further agrees to use the DST Confidential Information only as permitted by this Agreement, to maintain the confidentiality of the DST Confidential Information and not to disclose the DST Confidential Information, or any part thereof, to any other person, firm or corporation.

 Section 7.2 Customer Confidential Information. DST acknowledges and agrees that the terms and conditions of this Agreement, any information obtained by DST concerning the software and software applications (including by way of example and without limitation all data in the files and algorithms, designs, techniques, code, screen and data formats and structures contained or included therein), equipment configurations, personal information regarding the customers and consumers of Customer and business of Customer (the “Customer Confidential Information”) is confidential and proprietary to Customer. DST hereby agrees to use the Customer Confidential Information only as permitted by this Agreement, to maintain the confidentiality of the Customer Confidential Information and not to disclose the Customer Confidential Information, or any part thereof, to any other person, firm or corporation. Such information includes, but is not necessarily limited to, Allstate Information as defined in Exhibit D.

Section 7.3 Each Party acknowledges that all Confidential Information furnished by the other Party is considered a proprietary trade secret and is a matter of strict confidentiality. Each Party also acknowledges that the unauthorized use or disclosure of Confidential Information of the other Party will cause irreparable harm to the other Party. Accordingly, each Party agrees that the other Party shall be entitled to seek equitable relief, including injunction and specific performance without the necessity of posting a bond, in addition to all other remedies available at law or in equity for any threatened or actual breach of this Agreement.

Section 7.4 Each Party agrees that it will employ the same security measures to Confidential Information received from the other Party that it would apply to Its own comparable confidential information (but in no event less than a reasonable degree of care in handling Confidential Information). Without limiting the generality of the foregoing, except as specifically permitted in this Agreement, each Party further agrees that it will not distribute, disclose or convey to third parties any Confidential Information. Further, DST will not share or make Allstate Information, as defined in Exhibit D, available to any affiliate located outside of the United States, or to third parties, including, but not limited to subcontractors located within or outside of the United States, and may not use Allstate Information for any purposes other than as provided in this Agreement, without Allstate’s written consent.

Section 7.5 Each Party further agrees that: (1) only its employees with a defined need to know shall be granted access to Confidential Information and only after they have been informed of the confidential nature of the Confidential Information; (2) Confidential Information shall not be distributed, disclosed or conveyed to any consultant or subcontractor retained by it except upon the other Party’s prior written approval, which shall be conditioned on such consultant or subcontractors agreeing to be bound by the terms of this Agreement; (3) no copies or reproductions shall be made of any Confidential Information of the other Party except to effectuate the purpose of these discussions or with the written consent of the other Party; (4) it shall not make use of any Confidential Information for its own benefit or for the benefit of any third Party.

Section 7.6 Each Party agrees that, should third parties request the Party or its consultants or subcontractors to submit Confidential Information of the other Party to them pursuant to subpoena, summons, search warrant or governmental order, it will notify the other Party immediately upon receipt of such request. Notice shall be forwarded via overnight courier by receiving Party to other Party no later than three (3) business days after receipt by receiving Party. If the other Party objects to the release of the Confidential Information, the Party receiving the request will permit counsel chosen by the other Party to represent it in order to resist release of the Confidential Information. The Party resisting the release of such Confidential Information will indemnify the other Party for any expenses incurred by it in connection with resisting the release of the Confidential Information.

Section 7.7 The obligations set forth in Sections 7.1 through 7.6 above shall not apply to: (1) Confidential Information: (i) which has become well known in the trade; (ii) which was disclosed to a Party by a third Party not under an obligation of confidentiality to the other Party; (iii) which was independently developed by a Party not otherwise in violation or breach of this Agreement or any other confidentiality obligation to the other Party; (iv) which was rightfully known to a Party prior to entering Into this Agreement; or (2) any disclosure specifically authorized in writing by a Party.

Section 7.8 Each Party agrees that all Confidential Information received from the other Party shall at all times remain the sole property of that Party and shall be returned to the Party immediately upon demand or upon termination of any business relationship between the parties. No rights or licenses, express or implied, are granted by one Party to the other under any patents, copyrights, trade secrets or other proprietary rights as a result of or related to this Agreement.

Section 7.9 All of the undertakings and obligations relating to confidentiality and nondisclosure In this Agreement shall survive the termination or expiration of this Agreement for a period of ten (10) years.

ARTICLE VIII

COMPLIANCE WITH LAWS; DST INFORMATION SECURITY

Section 8.1 Compliance with Laws. Customer and DST shall each comply with all applicable laws, rules and regulations relating to the duties and obligation herein, including but not limited to, privacy, confidentiality, security, data security and the handling of personal financial information applicable to it that may be established from time to time, including but not limited to the Gramm-Leach-Bliley Act and Securities and Exchange Commission Regulation S-P (17 CFR Part 248) promulgated thereunder.

Section 8.2 Internal Scans. Pursuant to DST’s then current Information Security Standards, as the same may be amended from time to time (“DSTISS”), DST will conduct internal scans on a regular basis on the systems, applications, networks and sites used by DST in the performance of Its obligations hereunder.

Section 8.3 Penetration Tests. Pursuant to the DSTISS, DST will conduct external penetration tests at least annually on the systems, applications, networks and sites used by DST in the performance of providing the Services. These scans will be performed by an independent third party. Upon written request, DST will promptly provide Customer with the results of such external penetration tests. Communication or notices should be sent in accordance with Section 10.7 of this Agreement.

Section 8.4 Customer Reviews. Customer shall be entitled to carry out at its own expense information security reviews of DST In the performance of its obligations under this Agreement (“Reviews”). Such Reviews may be carried out semi-annually, at the request of Customer, upon prior notice to DST and during DST’s normal business hours. The scope of the Reviews shall be limited to a physical on site visit, a review with DST of Allstate’s Information Security Questionnaire and any successor to that document as well as the DSTISS being utilized for the protection of the Customer Confidential Information. Reviews shall also include Customer’s on-site access to documentation relating to DST’s security procedures, detailed reports reflecting activity with respect to the Customer Confidential Information on the primary data storage system, executive summaries of external penetration tests and network scans, and application and hardware configuration settings. The results of such Review shall be subject to the confidentiality provisions of this Agreement. The Review shall not include access to DST’s network. DST agrees to schedule Reviews if at all possible within five (5) business days, but no more than fifteen (15) business days, after receipt of written request from Customer. Reviews carried out pursuant to this Section shall be conducted by Customer or its designee (which must be a nationally known firm experienced In such Reviews). Customer will obtain DST’s agreement as to the firm selected; however, such agreement shall not be unreasonably withheld and such firm shall execute a mutually agreed upon confidentiality and non-use agreement with DST. All Reviews will be coordinated through DST’s internal audit office. Customer will only use reasonable procedures in performing Reviews under this subsection, and shall not perform any action during an Review that may interfere with the uptime, stability or smooth and efficient operation of DST’s facilities or business.

Section 8.5 SAS 70. The network infrastructure used by DST to provide FAN Mail Services, including the firewalls a part thereof, will be included in the SAS 70 review undertaken by DST’s independent auditors. A copy of the report of such review will be provided to Customer annually upon written request.

Section 8.6 Security Concerns. If at any time Customer in good faith believes there is a deficiency in the security of the FAN Mail Services, Customer shall inform DST of its security concern in writing as soon as possible. Customer and DST shall promptly meet in good faith to discuss the security concern and to mutually develop a written plan to resolve the security concern. In the event that DST fails to remedy the security concern or in the event that the two Parties, despite good faith efforts, fail to agree on a course of action to address Customer’s security concern within thirty (30) days of Customer’s written notice, then Customer shall have the right to terminate this Agreement, including all then outstanding Service Exhibits, without penalty upon thirty (30) days’ written notice of termination.

Section 8.7 Accuracy of Information Security Questionnaire Responses. DST has previously provided a response to Customer’s Information Security Questionnaire for Customer’s due diligence, which response was, to the best of DST’s knowledge, materially accurate at the time it was made. An inaccuracy in the response will not be considered a breach of this Agreement or give rise to a claim for damages by Customer. However, if such inaccuracy constitutes fraud, nothing in this Agreement shall preclude Customer from asserting a claim for fraud against DST.

ARTICLE IX

FORCE MAJEURE

Customer acknowledges that the Internet is not a secure or reliable environment, and that the ability of DST to deliver FAN Mail Services is dependent upon the Internet and equipment, software, systems, data and services provided by various telecommunications carriers, equipment manufacturers, firewall providers and encryption system developers and other vendors and third parties. DST shall not be liable for any delays or failures to perform any of its obligations hereunder to the extent that such delays or failures are due to circumstances beyond its reasonable control, including acts of God, strikes, riots, terrorist acts, acts of war, power failures, functions or malfunctions of the Internet, telecommunications services, firewalls, encryption systems and security devices, or governmental regulations imposed after the date of this Agreement.

ARTICLE.X

MISCELLANEOUS

Section 10.1 Governing Law. This Agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the state of Delaware, without reference to the conflict of laws provisions thereof.

Section 10.2 Captions. Captions used herein are for convenience of reference only, and shall not be used in the construction or interpretation hereof.

Section 10.3 Third-Party Beneficiaries. This Agreement is intended solely for the benefit of the Parties. In no event will any third party, including any Recipient of Customer, have any rights hereunder or right to enforce the terms hereof.

Section 10.4 Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby unless either of the Parties shall, in its reasonable determination, conclude that it shall be materially prejudiced by such holding of Invalidity, illegality or unenforceability, in which case such Party may terminate this Agreement by thirty (30) days written notice to the other.

Section 10.5 No Waiver. No term or provision hereof shall be deemed waived and no breach excused unless such waiver or consent shall be in writing and signed by the Party claimed to have waived or consented. Any consent by any Party to, or waiver of, a breach by the other, whether express or implied, shall not constitute consent to, waiver of, or excuse for any other different or subsequent breach.

Section 10.6 Assignment. Neither this Agreement nor all or any of the rights and obligations of either Party hereunder shall be assigned, whether by agreement or by operation of law to any Person, without the prior written consent of the other Party; provided, however, such consent shall not be required in the event this Agreement, or any rights or obligations hereunder, is assigned by DST to an affiliate, and an affiliate may assign this Agreement to another affiliate or to DST. This Agreement shall be binding upon and inure to the benefit of the respective successors, permitted assigns and legal representatives of the Parties hereto.

Section 10.7 Notices. All notices, requests or communications required hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery, if delivered personally against written receipt, (ii) three (3) days after posting by certified mail, postage prepaid, return receipt requested, (iii) upon confirmed receipt, if delivered by telecopier or (iv) the next day if delivered by a recognized overnight commercial courier, such as Federal Express or DHL, addressed in each instance to the Parties at the addresses set forth below (or at such other addresses as shall be given by either of the Parties to the other In accordance with this Section 10.7):

If to DST:

DST Systems, Inc.

4900 Main Street

Kansas City, Missouri 64112
Attn: FAN Mail Services

Facsimile No.: (816) 936-2987

With a copy to:

DST Systems, Inc.

333 W. 11th St., 5th Fl.

Kansas City, Missouri 64105
Attn: *Legal Department

Facsimile No.: 816-435-8630

If to Customer:

Allstate Institutional Advisers, LLC
3100 Sanders Road, Suite J5
Northbrook, IL 60062

Attn: Joseph Rath, Secretary
Facsimile No.: (847) 402-3781

Section 10.8 Counterparts; Entire Agreement. This Agreement may be executed in counterparts, all of which together shall be deemed one and, the same Agreement. This Agreement and its Exhibits together constitute the complete understanding and agreement of the Parties with respect to the subject matter hereof, and supersede all prior communications, including any agreement for FAN Mail services entered into prior to the Effective Date of this Agreement, with respect thereto.. They may not be modified, amended or in any way altered, except in a writing signed by both Parties. No agent of any Party hereto is authorized to make any representation, promise or warranty inconsistent with the terms hereof.

IN WITNESS WHEREOF, the Parties hereto have set their hands by their authorized representatives as of the Effective Date.

ALLSTATE INSTITUTIONAL		DST SYSTEMS, INC.

By	/s/William Marshall	By	/s/Robert L. Tritt
Name: William Marshall		Name: Robert L. Tritt
Title: President		Title: Group Vice President